So Act Network, Inc.
5715 Will Clayton Parkway #6572
Humble, TX 773388

July 17, 2009

VIA EDGAR
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	So Act Network, Inc.
Registration Statement on Form S-1/A
Filed April 27, 2009
File No. 333-157738

Form 10-K
Filed on March 31, 2009
File No. 000-51886

Dear Commission:

We are in receipt of your comment letters dated May 20, 2009 and June 26, 2009 regarding the above referenced filings and with respect to our Form 10-Q for the Quarter Ended March 31, 2009. As requested in your letters and pursuant to our conversation, we are providing responses to the questions raised by staff with regard to the Form 10-Q for the Quarter Ended March 31, 2009.  For your convenience, the matters are listed below, followed by the Company’s responses:

SEC Correspondence Letter Dated May 20, 2009

Form 10-Q for the Quarter Ended March 31, 2009

32.
You have indicated on the cover page that you are not a shell company.  However, it appears that you fall within the definition of a shell company as set forth in Rule 12b-2.  You have had no operations to date and you have assets consisting of cash and nominal assets.  Please revise.

ANSWER:	We have revised the cover page of the 10-Q to state that we are a shell company.

33.
We note on your statement that the Form 10-Q includes forward-looking statements “within the meaning of” the Private Securities Litigation Reform Act of 1995.  Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock.  Please either:

-	delete any references to the Private Securities Litigation Reform Act; or
-	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

ANSWER:	We have removed all references to the Private Securities Litigation Reform Act.

34.	Please revise the disclosure in the Form 10-Q to comply with our comments above, as applicable.

ANSWER:	We have revised the Form 10-Q to comply with all comments in the SEC Correspondence Letters.

SEC Correspondence Letter Dated June 26, 2009

Form 10-Q for the Quarter Ended March 31, 2009

16.
We note your response to comments 30, 31, 32, 33 and 34 our letter dated May 20, 2009, that you will amend your Form 10-K for the fiscal year ended December 31, 2008 and your Form 10-Q for the quarter ended March 31, 2009 after the registration statement is declared effective.  However, we cannot recommend your registration statement be declared effective unless we have cleared our prior comments and you have amended your periodic reports appropriately in response to our prior comments.  Accordingly, we reissue comments 30, 31, 32, 33 and 34 of our letter dated May 20, 2009.

ANSWER:	We have amended the Form 10-Q for the quarter ended March 31, 2009 and filed with on the EDGAR system and addressed comments 32, 33 and 34 of your letter dated May 20, 2009.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Greg Halpern
Greg Halpern
President and CEO
Director